                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                               LaBranche & Co Inc.
                            (Name of Subject Company)

                      -------------------------------------

                               LaBranche & Co Inc.
                        (Name of Filing Person -- Issuer)

                      -------------------------------------

               Series A Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                      -------------------------------------

                                   505447 20 1
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

                            George M.L. LaBranche, IV
                               LaBranche & Co Inc.
                               One Exchange Plaza
                            New York, New York 10006
                                 (212) 425-1144
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Offeror)

                      -------------------------------------

                                   Copies to:
                                Jeffrey M. Marks
                                Steven I. Suzzan
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                      -------------------------------------

                                       CALCULATION OF REGISTRATION FEE
========================================================= ============================================================
                 Transaction Valuation*                                     Amount of Filing Fee**
--------------------------------------------------------- ------------------------------------------------------------
                      $30,220,000                                                   $6,068
========================================================= ============================================================


* The amount assumes the purchase of 30,000 shares of Series A preferred stock, par value $0.01 per share, of LaBranche & Co Inc. (the "Shares"), at a price per Share of $1,000 in cash plus accrued but unpaid dividends up to, but not including, the payment date.

**       Calculated as 1/50 of 1% of the transaction value.

[x]      Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $6,068              Filing Party:  LaBranche & Co Inc.
Form or Registration No.:  5-56767            Date Filed:    January 6, 2003


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [x] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on January 6, 2003. The Schedule TO relates to the offer by LaBranche to purchase up to 30,000 of the outstanding shares of its Series A preferred stock, (the "Shares"), at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated January 6, 2003 (the "Offer to Purchase"), as amended herein, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

         Except as provided herein, this Amendment No. 1 does not alter the terms and conditions previously set forth in the Offer to Purchase, and should be read in conjunction with the Offer to Purchase.

ITEM 4.           TERMS OF THE TRANSACTION.

         The cover page of the Offer to Purchase is hereby amended by inserting "Revised" immediately before "Offer to Purchase" in the title thereof and in the sixth line of the second paragraph thereof.

         The cover page of the Offer to Purchase is hereby amended by replacing the date, "February 3, 2003," in the first full paragraph on the cover page referring to the Expiration Date, with "February 4, 2003."

         The cover page of the Offer to Purchase is hereby amended by amending the last line thereof to read as follows: "The Date of this Revised Offer to Purchase is January 21, 2003."

         The Section entitled "Available Information" on Page 2 of the Offer to Purchase is hereby amended by removing the last paragraph thereof in its entirety.

         The Summary Term Sheet of the Offer to Purchase is hereby amended by adding a paragraph to the end of the answer to "Who is offering to buy my securities?" which shall read as follows:

         "Our principal executive offices are located at One Exchange Plaza, New York, New York 10006. Our telephone number is (212) 425-1144."

         The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the first sentence of the answer to "How much time do I have to decide whether to tender in the Offer?" to read as follows:

         "You will have until at least 5:00 p.m., New York City time, on Tuesday, February 4, 2003 to tender your shares."

         The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the fourth and fifth sentences of the first paragraph in the answer to "How many Shares am I entitled to tender pursuant to the Offer? How many of my Shares will you purchase?" to read as follows:

                  "If the total number of Shares properly tendered (and not withdrawn) prior to the Expiration Date is more than 30,000, we will purchase from each tendering stockholder such number of Shares as is determined by multiplying the number of Shares tendered by such stockholder by the quotient obtained by dividing (i) 30,000 by (ii) the total number of Shares tendered (and not withdrawn) by all stockholders pursuant to the Offer ("Pro Rata Share")."

         The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the last phrase in the second paragraph of the answer to "How many Shares am I entitled to tender pursuant to the Offer? How many of my Shares will you purchase?" to read as follows: " . . . promptly following the expiration or termination of the Offer."

         The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the first paragraph of the answer to "When and how will I be paid for my tendered Shares?" to read as follows:

         "We will pay for all validly tendered and not withdrawn Shares promptly after the Expiration Date (the date on which such payment is made is the "Payment Date"). We expect the Payment Date to be February 5, 2003. We reserve the right, in our sole discretion and subject to applicable law, to delay payment for the Shares in anticipation of governmental or regulatory approvals."

         Section 1 of the Offer to Purchase ("Terms of the Offer; Expiration Date") is hereby amended by amending the second paragraph thereof to read as follows:

                  "We will pay for all validly tendered and not withdrawn Shares following the acceptance of such Shares for payment promptly after the Expiration Date (the date on which such payment is made is the "Payment Date"). We currently expect the Payment Date to be February 5, 2003. We reserve the right, in our sole discretion and subject to applicable law, to delay payment for the Shares in anticipation of governmental or regulatory approvals. We will pay accrued and unpaid dividends, if any on the purchased Shares up to, but not including, the Payment Date."

         Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended by amending the second and third sentences of the first paragraph thereof to read as follows:

         "We will pay for all validly tendered and not withdrawn Shares promptly following the acceptance of such Shares for payment and the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC, we expressly reserve the right to delay payment for the Shares in anticipation of governmental or regulatory approvals."

         Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended by amending the third and fourth sentences of the third paragraph thereof to read as follows:

         "If the total number of Shares properly tendered (and not withdrawn) prior to the Expiration Date is more than 30,000, we will purchase from each tendering stockholder such number of Shares as is determined by multiplying the number of Shares properly tendered by such stockholder by the quotient obtained by dividing (i) 30,000 by
         (ii) the total number of Shares tendered (and not withdrawn) by all stockholders pursuant to the Offer ("Pro Rata Share")."

         Section 2 of the Offer to Purchase is hereby amended by amending the last phrase in the first sentence of fourth paragraph thereof from " . . . as promptly as practicable following the expiration or termination of the Offer." to " . . . promptly following the expiration or termination of the Offer."

         Section 4 of the Offer to Purchase ("Withdrawal Rights and Procedures") is hereby amended by adding a sentence to the end of the first paragraph thereof to read as follows:

         "Shares not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the Offer may be withdrawn by the tendering stockholders."

         Section 5 of the Offer to Purchase ("Background and Purpose of the Offer; Plans or Proposals") is hereby amended by adding language to the beginning of the fifth paragraph thereof to read as follows:

         "We currently have no plans or proposals that relate to the acquisition of additional Shares by any person or entity, nor do we have any plans or proposals that relate to the issuance of additional Shares. However, . . ."

         Section 8 to the Offer to Purchase ("Interests of Certain Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Purchases") is hereby amended by amending the first paragraph thereof to read as follows:

                  "George E. Robb, one of our directors, beneficially owns 28,387.028 Shares, or 39.5% of the outstanding Shares. Robert M. Murphy, one of our directors and the Chief Executive Officer of our LaBranche & Co. LLC subsidiary, beneficially owns 7,885.286 Shares, or 11.0% of the outstanding Shares. Messrs. Robb and Murphy have indicated their intention to tender an unspecified number of Shares in accordance with the Offer. None of our other directors or executive officers beneficially owns Shares."

         Section 10 of the Offer to Purchase ("Conditions to the Offer") is hereby amended by adding the following language to the end of subparagraph (a) thereof (prior to the word "or") to read as follows:

                  ", VIZ., deploying our current excess capital toward the repurchase of securities that dilute our reported per-share earnings and require the payment of dividends that are not tax deductible."

         Section 10 of the Offer to Purchase is hereby amended to replace the word "significant" in each of clauses (i) and (v) of subparagraph (b) thereof with the word "material."

         Section 10 of the Offer to Purchase is hereby amended by replacing the parenthetical "(including any action or inaction by us)" with "(other than any action or inaction by us)."

         Section 12 of the Offer to Purchase ("Material United States Federal Income Tax Consequences") is hereby amended by removing the language "FOR GENERAL INFORMATION ONLY. IT IS" from the last paragraph thereof.

         The Letter of Transmittal and the Notice of Guaranteed Delivery each are hereby amended by replacing the Expiration Date of the Offer in each instance therein from "February 3, 2003" to "February 4, 2003.

         The cover page of the Letter of Transmittal is hereby amended by amending the title thereof (below "LaBranche & Co Inc.") to read as follows:
"Pursuant to the Revised Offer to Purchase Dated January 21, 2003."

         Page 2 of the Letter of Transmittal is hereby amended by inserting "Revised" immediately before "Offer to Purchase" in the second line of the third paragraph thereof.

         The fifth and sixth sentences of the only paragraph on page 3 of the Letter of Transmittal is hereby amended to read as follows:

         "If the total number of Shares properly tendered (and not withdrawn) prior to the Expiration Date is more than 30,000, we will purchase from each tendering stockholder such number of Shares as is determined by multiplying the number of Shares properly tendered by such stockholder by the quotient obtained by dividing (i) 30,000 by
         (ii) the total number of Shares tendered (and not withdrawn) by all stockholders pursuant to the Offer ("Pro Rata Share")."

         The cover page of the Notice of Guaranteed Delivery is hereby amended by amending the title thereof (below "Labranche & Co Inc.") to read as follows: "Pursuant to the Revised Offer to Purchase Dated January 21, 2003."
         Page 2 of the Notice of Guaranteed Delivery is hereby amended by inserting "Revised" immediately before "Offer to Purchase" in the first line of the third full paragraph thereof.

ITEM 10. FINANCIAL STATEMENTS.

         The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities

Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of LaBranche are not required.

ITEM 12. EXHIBITS.

The following Exhibits are filed herewith:

         (a)(1)(A)         Revised Offer to Purchase dated January 21, 2003.

         (a)(1)(B)         Letter of Transmittal.

         (a)(1)(C)         Notice of Guaranteed Delivery.

         (a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

         (a)(2)            None.

         (a)(3)            None.

         (a)(4)            None.

         (a)(5)            None.

         (b)               None.

         (c)               None.

         (d)(1)            Agreement and Plan of Merger dated as of January
                           18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March
                           22, 2001.)

         (d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed
                           March 22, 2001.)

         (d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed
                           March 22, 2001.)

         (g)               None.

         (h)               None.
--------------------------
*  previously filed.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         LABRANCHE & CO INC.


                                         By: /s/ GEORGE M.L. LABRANCHE , IV
                                            ------------------------------------
                                             George M.L. LaBranche, IV
                                             Chairman, President and
                                             Chief Executive Officer


Dated: January 21, 2003

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


(a)(1)(A)                  Revised Offer to Purchase dated January 21, 2003.

(a)(1)(B)                  Letter of Transmittal.

(a)(1)(C)                  Notice of Guaranteed Delivery.

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *

(a)(2)                     None.

(a)(3)                     None.

(a)(4)                     None.

(a)(5)                     None.

(b)                        None.

(c)                        None.

(d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc.("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March
                           22, 2001.)

(d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert
                           M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(g)                        None.

(h)                        None.
---------------------------
*  previously filed.